UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Panavision Inc.
(Name of issuer)

Common Shares, par value $.01 per share
(Title of class of securities)

69830E209
(CUSIP number)

Barry F. Schwartz, Esq. MacAndrews & Forbes Holdings Inc. 35 East 62nd Street New York, New York 10021 (212) 572-8600
(Name, address and telephone number of person authorized to receive notices and communications)

November 16, 2004
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69830E209	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mafco Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 38,131,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 38,131,035

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,131,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 69830E209	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PX Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,931,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,931,035

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,931,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.3%
14	TYPE OF REPORTING PERSON CO

This Statement amends and supplements the Statement on Schedule 13D, dated December 9, 2002 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D, dated April 1, 2003, Amendment No. 2 to the Schedule 13D, dated January 21, 2004, and Amendment No. 3 to the Schedule 13D, dated May 18, 2004, filed by Mafco Holdings Inc., a Delaware corporation ("Mafco"), and PX Holding Corporation, a Delaware corporation ("PX Holding") and a wholly owned subsidiary of Mafco, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Panavision Inc., a Delaware corporation (the "Company"). Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

Pursuant to a Letter Agreement dated as of November 16, 2004 (the "Exchange Letter Agreement"), by and between PX Holding and the Company, the Company issued to PX Holding (i) 29,229,120 shares of Common Stock in exchange for all 215,274 shares of Series D Preferred Stock held by PX Holding (having an aggregate liquidation preference of $215,274,000 and on which there was approximately $18,558,960 of accrued and unpaid dividends) and (ii) 1,381,690 shares of Common Stock in exchange for all 1,381,690 shares of Series E Preferred Stock held by PX Holding (collectively, the "Exchange Transactions").

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

PX Holding and the Company consummated the Exchange Transactions pursuant to the Exchange Letter Agreement simultaneously with the execution thereof. In addition, pursuant to the Exchange Letter Agreement, PX Holding agreed to certain limitations on its and its affiliates ability to (i) effect a merger with the Company; or (ii) transfer securities of the Company.

A copy of the Exchange Letter Agreement is attached hereto as Exhibit 1-7. The description of the Exchange Letter Agreement and the Exchange Transactions is qualified in its entirety by reference to the Exchange Letter Agreement.

The Reporting Persons do not have any plans or proposals, other than those described above, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire or dispose of Common Stock or other capital stock of the Company, or to formulate other purposes, plans or proposals regarding the Company or the Common Stock or other capital stock of the Company held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following:

(a) - (b) As of November 16, 2004 and after giving effect to the Exchange Transactions, based upon information obtained from the Company, there were 39,380,729 outstanding shares of Common Stock (net of shares held in the Company's treasury). PX Holding has beneficial ownership of 37,931,035 shares of Common Stock, representing approximately 96.3% of the Common Stock outstanding. Mafco may be deemed to share beneficial ownership of such 37,931,035 shares of Common Stock and the 200,000 shares of Common Stock deemed beneficially owned by Mr. Perelman as a result of his holding an option to acquire such shares exercisable within 60 days of the date hereof (for an aggregate of 38,131,035 shares of Common Stock, representing approximately 96.3% of the Common Stock outstanding or deemed outstanding under the rules of the Securities and Exchange Commission) by virtue of its ownership of 100% of the common stock of PX Holding and Mr. Perelman's 100% ownership of Mafco's common stock. Howard Gittis, Director and Vice Chairman of Mafco, has beneficial ownership of 130,215 shares of Common Stock, representing approximately 0.3% of the Common Stock outstanding.

All outstanding shares of Series D Preferred Stock and Series E Preferred Stock were exchanged by PX Holding for Common Stock pursuant to the Exchange Transactions described above. Accordingly, PX Holding no longer holds any shares of Series D Preferred Stock or Series E Preferred Stock.

(c) Other than as described in this Schedule 13D, there were no transactions by the Reporting Persons during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Items 3 and 4 and Exhibit 1-7.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1-7	Exchange Letter Agreement, dated as of November 16, 2004, by and between PX Holding Corporation and Panavision Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 18, 2004

Mafco Holdings Inc. PX Holding Corporation
By: /s/ Barry F. Schwartz Name: Barry F. Schwartz

Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit
Exhibit 1-7	Exchange Letter Agreement, dated as of November 16, 2004, by and between PX Holding Corporation and Panavision Inc.